Exhibit 99.7

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2006 and 2005

Management’s Responsibility for Financial Statements

Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgments of management.

The Company has developed and maintains a system of internal control to provide reasonable assurance that financial information is accurate and reliable.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants appointed by the shareholders. Their report outlines the scope of their examination and expresses an opinion on the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board has appointed an Audit Committee composed of three independent directors. The Committee meets with the independent auditors to discuss the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Company’s consolidated financial statements.

“James J. Moore”	“Lou Pasubio”

James J. Moore	Lou Pasubio, C.A.
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Inter-Citic Minerals Inc.

We have audited the consolidated balance sheets of Inter-Citic Minerals Inc. as at November 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(All figures in Canadian dollars)

	November 30, 2006	November 30, 2005
ASSETS
Current
Cash and cash equivalents	$2,258,967	$417,731
Amounts receivable	184,929	87,735
Prepaid expenses	38,969	46,800

	2,482,865	552,266

Restricted cash (Note 3)	2,055,977	774,491
Investments (Note 4)	17,755	18,665
Investment in associated company (Note 5)	1	1
Resource properties (Note 6, 13)	12,302,216	6,496,216
Property, plant and equipment (Note 7)	1,257,251	958,965

	$18,116,065	$8,800,604

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,026,000	$551,476

	1,026,000	551,476

Future income taxes (Note 12)	1,904,000	1,042,000

	2,930,000	1,593,476

SHAREHOLDERS’ EQUITY
Share capital (Note 11 (b))	40,118,632	30,859,013
Share-purchase warrants (Note 11 (c))	1,928,784	1,387,890
Contributed surplus (Note 11 (e))	3,657,769	2,599,577
Deficit	(30,519,120)	(27,639,352)

	15,186,065	7,207,128

	$18,116,065	$8,800,604

COMMITMENTS (Note 6, 10)

Approved by the Board of Directors:

“Mark R. Frederick”	“James J. Moore”

Mark R. Frederick	James J. Moore
Director	Director

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(All figures in Canadian dollars)

	For the year ended November 30, 2006	For the year ended November 30, 2005
Expenses
Executive compensation	$638,155	$369,202
Corporate relations	637,366	280,743
Travel and accommodation	506,295	232,920
Office and rent	427,515	234,857
Professional fees	291,196	133,344
Stock-based compensation (Note 11 (d))	236,150	365,319
Salaries and benefits	142,762	136,115
Depreciation and amortization	96,105	173,147
Consulting	81,118	53,880
Foreign exchange	(28,307)	(36,456)

	3,028,355	1,943,071

Other expenses (income)
Other loss (income), net (Note 13 (c))	11,083	(523,827)
Unrealized loss on marketable securities (Note 4)	910	3,980
Interest	(160,580)	(24,785)

	(148,587)	(544,632)

Loss for the year	2,879,768	1,398,439

Deficit, beginning of year	27,639,352	26,240,913

Deficit, end of year	$30,519,120	$27,639,352

Net loss per share—basic and diluted	$0.05	$0.03

Weighted average common shares outstanding	55,715,002	43,461,788

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All figures in Canadian dollars)

	For the year ended November 30, 2006	For the year ended November 30, 2005
Operating activities
Loss for the year	$(2,879,768)	$(1,398,439)
Adjustments for:
Depreciation and amortization	96,105	173,147
Stock-based compensation (Note 11 (d))	236,150	365,319
Gain on sale of property, plant and equipment (Note 13)	—	(429,240)
Unrealized loss on marketable securities (Note 4)	910	3,980

	(2,546,603)	(1,285,233)

Changes in non-cash working capital balances	385,161	(489,675)

	(2,161,442)	(1,774,908)

Financing activities
Bank advances (Note 8)	—	(430,500)
Issuance of shares and warrants (Note 11)	10,622,555	3,003,496

	10,622,555	2,572,996

Investing activities
Restricted cash (Note 3)	(1,281,486)	(516,308)
Resource properties (Note 6, 13)	(4,808,055)	(2,347,735)
Sale of rare earth processing equipment (Note 7, 13)	—	429,240
Property, plant and equipment	(530,336)	(119,717)

	(6,619,877)	(2,554,520)

Increase/(decrease) in cash for the year	1,841,236	(1,756,432)

Cash and cash equivalents, beginning of year	417,731	2,174,163

Cash and cash equivalents, end of year	$2,258,967	$417,731

Supplemental Information:
Income taxes paid during the period	$—	$—
Interest paid during the period (Note 8, 13 (c))	$—	$17,201

The accompanying Notes to Financial Statements are an integral part of these financial statements.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

1. Nature of Operations and Basis of Presentation

Inter-Citic Minerals Inc. (the “Company”), is a development stage company engaged in the acquisition, exploration and development of exploration-stage mineral properties. The Company has entered into joint venture agreements to acquire two exploration properties, the Dachang Gold Project in the Province of Qinghai, and the Zalantun Gold Project in the Inner Mongolia Autonomous Region, in the People’s Republic of China (“China” or the “PRC”). To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future.

These financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business. However, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully develop economically recoverable reserves, complete the project and continue as a going concern.

There is no assurance that these initiatives will be successful and as a result there may be substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

(a) Inter-Citic Holdings Ltd. (100% owned), a company incorporated in the Cayman Islands

(b) Techmat Inc. (100% owned), a company incorporated in the Republic of Mauritius

(c) TechMat (USA) Corporation (100% owned), a company incorporated in Nevada, USA

(d) Bay Roberts Resources Ltd. (98% owned), a company incorporated in British Columbia, Canada

(e) Yangzhong Zhonghai Techmat Co., Ltd. (80% owned), a company incorporated in the People’s Republic of China

All material inter-company transactions and balances have been eliminated.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at the date of the consolidated financial statements. Actual results could differ from those estimates.

Foreign Currency Translation

All of the Company’s balances and transactions are translated into the Company’s measurement currency, the Canadian dollar, as follows. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization related to assets, which are translated at historical exchange rates. Translation gains and losses are reflected in the consolidated statements of operations and deficit.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash, term deposits and other interest bearing instruments with original maturity dates of less than 90 days.

Investments

Investments are recorded at cost less a write-down for a decline in value that is other than temporary.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, investments, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and the fair value of these financial instruments, unless otherwise noted, approximates their carrying values due to their short term nature.

Resource Properties

The Company considers its exploration costs to have the characteristics of property, plant and equipment. Costs associated with acquisition, direct exploration and development of resource properties are capitalized pending commencement of production, at which time they will be amortized. If capitalized expenditures on individual resource properties exceed the estimated net recoverable amount, the properties are written down to the estimated fair value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company is in the process of exploring its property interests. Amounts reflected in the financial statements reflect cost to date and may not represent future value to the Company. No mineral reserves have been determined to exist on these properties. Therefore, the recoverability of the amounts reflected is dependent on future successful exploration and development of the properties.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less depreciation and amortization calculated as follows:

Leasehold improvements	Three years, straight-line
Buildings	5% reducing-balance
Equipment	10%-33% reducing-balance
Exploration equipment	20%-30% reducing-balance

The Company has a long-term land lease in China that has been prepaid but was written down to $1 during 2003 (Note 13).

Income Taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged to be more likely than not. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax liabilities of a change in rates is included in the period that includes the substantively enacted dates.

Stock-based Compensation Plan

The Company has one stock-based compensation plan, which is described in Note 11. The Company accounts for stock-based compensation in accordance with CICA 3870 (Stock-based Compensation and Other Stock-based Payments) and has chosen to recognize stock-based compensation based on the fair value method of accounting. Under this method, the fair value of stock-based compensation is determined based on the Black-Scholes valuation model and is recognized based on vesting of options granted under the stock option plan. Amounts recognized are credited to Contributed Surplus. Consideration paid on exercise of stock options is credited to Share Capital.

Per Share Amounts

Net loss per share has been computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the respective periods.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

3. Restricted Cash

Restricted cash relates to advances held in China and committed to continuing exploration of the Dachang Gold Project (Note 6).

4. Investments

The Company holds marketable securities in the form of common shares as follows:

		November 30, 2006		November 30, 2005
	Number	Market Value	Book Value	Market Value	Book Value
Pearl River Holdings Ltd.	374,625	$67,433	$14,985	$14,985	$14,985
Jaguar Nickel Inc.	10,000	2,650	2,100	2,100	2,100
Talware Networx Inc.	100,000	550	550	1,400	1,400
Persifal Holdings Inc.	2,000	120	120	180	180

		$70,753	$17,755	$18,665	$18,665

During the year ended November 30, 2006, the Company recorded an unrealized loss of $910 (2005—$3,980) to reflect a decline in value of marketable securities held.

It is the Company’s intention to hold the marketable securities for greater than one year.

5. Investment in Associated Company

Investment in associated company is carried on an equity basis.

	November 30, 2006	November 30, 2005
Ideal e-Commerce Limited
Equity—50% ownership (a)	$1	$1
Shareholder loan (b)	250,000	250,000
Accumulated equity in net loss	(250,000)	(250,000)

	$1	$1

(a)	Investment in associated company represents the Company’s 50% interest in Ideal e-Commerce Limited, a Hong Kong company formed in a 50/50 joint venture between the Company and Henderson China Holdings Ltd., of Hong Kong, in March, 2000 for the development of a business-to-business online metals trading portal through its 48% ownership in China Metals Net Company Ltd. (“China Metals Net”), of Hong Kong.

52% of the shares of China Metals Net are owned by China National Non-Ferrous Industrial Trading Group Company (“CNIT”), formerly Minmetals International Non-Ferrous Metals Trading Company, of Beijing. CNIT has agreed to utilize the services of China Metals Net on an exclusive basis to conduct all of its non-ferrous metals trading business activities through the business-to-business online metals trading portal.

The Company does not plan to make any further investment in this enterprise for the foreseeable future.

(b)	The Hong Kong dollar denominated shareholder loan (HK$1,224,999; 2005—HK$1,224,999) is unsecured, bears no interest and has no terms of repayment.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

6. Resource Properties

The Company is involved in exploration in China through earn-in agreements in the form of joint venture contracts whereby it provides 100% of the funding in order to earn a controlling interest in certain projects. As at November 30, 2006, the Company had entered into two such agreements, as follows:

(a) The Dachang Gold Project

On November 14, 2003, the Company entered into an agreement with the Qinghai Geological Survey Institute regarding the Dachang Gold Project in the Province of Qinghai, China. Under the terms of this joint venture agreement, the Company can earn an 83% interest in the joint venture by contributing the equivalent of approximately $5,162,500 (Renminbi 32,830,000) over three years and making a cash payment of the equivalent of approximately $1,572,327 (Renminbi 10,000,000) upon the issuance of a mining license required to bring the project into production. As at November 30, 2006, the Company has advanced $5,162,500 (Renminbi 32,830,000) of this amount.

The Company also has the option to acquire an additional 7% interest in the joint venture based on the valuation of any potential mining project contained in a pre-feasibility report, for a total interest of 90%. The Qinghai Geological Survey Institute will retain a carried interest in the joint venture. As part of the agreement, the Company also has a right of first refusal on any mineral exploration project for which the Qinghai Geological Survey Institute seeks foreign investment.

(b) The Zalantun Gold Project

On October 30, 2003, the Company entered into an agreement with the Beijing Institute of Geology for Mineral Resources regarding the Zalantun Gold Project in the Autonomous Region of Inner Mongolia, China. Under the terms of this joint venture agreement, the Company can earn an 85% interest in the joint venture by contributing the equivalent of approximately $2,173,862 (Renminbi 15,002,500) over three years. Minimum contributions are staged as to the equivalent of approximately $579,600 (Renminbi 4,000,000) within 30 days of the organization of the joint venture; the equivalent of approximately $579,600 (Renminbi 4,000,000) within seven to twelve months of the date of the first contribution; the equivalent of approximately $579,600 (Renminbi 4,000,000) within thirteen to eighteen months of the date of the first contribution; and the equivalent of approximately $435,062 (Renminbi 3,002,500) within nineteen to twenty-four months of the date of the first contribution. To date, the Company has not made any capital contributions, pending the organization of the joint venture. The Company also has the ability to acquire an additional 5% interest in the joint venture for the equivalent of approximately $255,749 (Renminbi 1,765,000), for a total interest of 90%. The Beijing Institute of Geology for Mineral Resources will retain a carried interest in the joint venture. As part of this agreement, the Company also has a right of first refusal on any mineral exploration project for which Beijing Institute of Geology for Mineral Resources seeks foreign investment. To date, the Company has not made any financial contributions relating to this joint venture agreement.

7. Property, Plant and Equipment

	November 30, 2006			November 30, 2005
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Prepaid land lease	$1	$—	$1	$1	$—	$1
Buildings	1	—	1	1	—	1
Rare earth processing equipment	1	—	1	1	—	1
Leasehold improvements	37,000	(24,151)	12,849	37,000	(11,819)	25,181
Office equipment	74,668	(45,268)	29,400	62,966	(36,673)	26,293
Exploration equipment	1,715,195	(500,196)	1,214,999	1,196,561	(289,073)	907,488

Total	$1,826,866	$(569,615)	$1,257,251	$1,296,530	$(337,565)	$958,965

Prepaid land lease, buildings and rare earth processing equipment are held through the Company’s 80% interest in Yangzhong Zhonghai Techmat Co., Ltd., in China. During the year ended November 30, 2005 the Company liquidated rare earth processing equipment for net proceeds equivalent to approximately $429,240 (Renminbi 2,940,000) and used the proceeds to repay outstanding bank advances (Note 8, 13 (c)).

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

8. Bank Advances

During 2005 the Company repaid three one-year term loans that bore interest at a rate of 6.903% and that were secured by a fixed charge against land and buildings in the amount of $430,500 (Renminbi 3,000,000). These loans had been borrowed by an 80%-owned Chinese subsidiary of the Company, Yangzhong Zhonghai Techmat Co., Ltd. and were repaid by the Company out of proceeds from the liquidation of rare earth processing equipment that had previously been written down to $1 in these financial statements (Note 13 (c)).

During 2005, the Company paid interest of $17,201 related to these loans.

9. Related Party Transactions

The Company paid or accrued management compensation to three directors of $439,155 during the year (2005—$202,202). This compensation is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

10. Lease Commitment

The Company has entered into a lease for office space to the year 2009 with minimum lease payments as follows:

2007	$86,355
2008	$86,355
2009	$21,589

11. Share Capital, Share-Purchase Warrants, Stock-based Compensation Plan and Contributed Surplus

(a) Authorized

98,500,000 common shares, without par value.

(b) Issued and Outstanding

	November 30, 2006		November 30, 2005
	Shares	Amount	Shares	Amount
Balance—beginning of year	46,669,174	$30,992,036	42,195,878	$28,007,846
Issued by private placement	12,284,975	8,545,898	3,353,333	1,809,907
Exercise of share—purchase warrants	333,333	294,692	710,963	814,363
Exercise of options	350,200	419,029	409,000	359,920

	59,637,682	40,251,655	46,669,174	30,992,036
Investment in own shares	(116,500)	(133,023)	(116,500)	(133,023)

Balance—end of year	59,521,182	$40,118,632	46,552,674	$30,859,013

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

(i) Private Placement (March, 2006)

On March 22, 2006, the Company completed a brokered private placement financing for gross proceeds of $11,056,478, made up of 12,284,975 special warrants of the Company (the “Special Warrants”) issued at a price of $0.90 per Special Warrant. Each Special Warrant entitled the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one common share of the Company (the “Special Warrant Shares”) and one-half of one share-purchase warrant (the “Underlying Warrants”). Each whole Underlying Warrant entitled the holder to purchase one additional common share of the Company (the “Underlying Warrant Shares”) at a price of $1.20 until March 22, 2008.

The Company paid a cash commission of $663,389 and issued 737,098 share-purchase warrants to brokers (the “Brokers’ Special Warrants”) in connection with this financing. Each Broker’s Special Warrant entitled the holder thereof, upon exercise or deemed exercise of the Brokers’ Special Warrants and without payment of any additional consideration, to receive one share-purchase warrant of the Company (the “Brokers’ Warrants”). Each Broker’s Warrant entitled the holder to purchase one additional common share of the Company (the “Brokers’ Warrant Shares”) at a price of $1.00 until March 22, 2008.

The Special Warrants were issued under and were governed by an indenture dated March 22, 2006 between the Company and Computershare Trust Company of Canada. The Company agreed to use its best efforts to obtain a decision document in respect of a prospectus (the “Decision Document”), which definitively evidenced that the Special Warrant Shares, Underlying Warrant Shares and Brokers’ Warrant Shares to be issued upon the exercise or deemed exercise of the Special Warrants, the Underlying Warrants or Brokers’ Warrants have been qualified for the purposes of distribution in the provinces of Canada within which the holders of the Special Warrants, the Underlying Warrants or Brokers’ Warrants are resident on or before April 30, 2006. The Company was successful in obtaining the Decision Document on April 28, 2006 and all of the Special Warrants and the Brokers’ Special warrants were deemed to have been exercised at that time.

The Company evaluated the fair value of the Underlying Warrants and the Brokers’ Warrants using the Black-Scholes model with the following valuation assumptions: expected life—24 months, expected volatility—69.10%, risk-free interest rate—3.95%, dividend rate—0%.

Consideration received, after fees and commissions of $881,539 and the estimated fair value of Brokers’ Warrants of $257,984, has been allocated to common shares and the Underlying Warrants in the amounts of $8,074,209 and $1,371,057, respectively.

(ii) Private Placement (October, 2005)

In October of 2005 the Company completed a private placement for proceeds of $533,500 representing 485,000 units of the Company at a price of $1.10 per unit. Each unit consisted of one common share and one half of one share-purchase warrant. Each share-purchase warrant entitles the holder to purchase one additional common share at $1.45 for a period of eighteen months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model with the following valuation assumptions: expected life—18 months, expected volatility—68.28%, risk-free interest rate—2.96%, dividend rate—0%.

As part of this financing transaction, the Company paid finders’ fees of $31,020 in cash and 47,000 share-purchase warrants. Each share-purchase warrant entitles the holder to purchase one additional common share at $1.10 for a period of twelve months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model with the following valuation assumptions: expected life—12 months, expected volatility—68.08%, risk-free interest rate—2.88%, dividend rate—0%.

Consideration received has been allocated to the common shares after deducting the finders’ fees paid in cash of $31,020 and the estimated fair value of the share-purchase warrants of $76,680.

(iii) Private Placement (July, 2005)

In July of 2005 the Company completed a private placement in three tranches for proceeds of $1,721,000 representing 2,868,333 units of the Company at a price of $0.60 per unit. Each unit consisted of one common share and one half of one share-purchase warrant. Each share-purchase warrant entitles the holder to purchase one additional common share at $0.80 for a period of eighteen months from the date of issue. The Company evaluated the fair value of share-purchase warrants using the Black-Scholes model with the following valuation assumptions: expected life—18 months, expected volatility—63.38%, risk-free interest rate—2.75%, dividend rate—0%.

As part of this financing transaction, the Company paid cash finders’ fees of $100,200.

Consideration received has been allocated to the common shares after deducting the finders’ fees paid in cash of $100,200 and the estimated fair value of the share-purchase warrants of $236,693.

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

(c) Share-Purchase Warrants

The following is a summary of the Company’s outstanding share-purchase warrants:

	November 30, 2006			November 30, 2005
	Number	Value	Weighted- average Exercise Price	Number	Value	Weighted- average Exercise Price
Balance—beginning of year	4,856,499	$1,387,890	$0.99	5,741,877	$1,816,646	$0.99
Issued	6,879,585	1,629,041	1.18	1,723,666	313,373	0.90
Exercised	(333,333)	(94,692)	0.60	(710,963)	(294,067)	0.73
Expired	(2,846,500)	(993,455)	1.10	(1,898,081)	(448,062)	1.00

Balance—end of year	8,556,251	$1,928,784	$1.12	4,856,499	$1,387,890	$0.99

The weighted-average remaining contractual life is 1.09 years (2005—0.85 years).

(d) Stock-based Compensation Plan

The Company has one stock-based compensation plan as at November 30, 2006, a common share-purchase option plan for directors, officers, employees and consultants of the Company (the “Plan”). Options under the Plan are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest immediately and have a five-year term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company.

On August 3, 2006, the Company’s common shares were listed on the Toronto Stock Exchange (prior to August 3, 2006, the Company’s common shares were listed on the TSX Ventures Exchange) and are traded in Canadian dollars. The following is a summary of the Company’s outstanding stock options:

	November 30, 2006		November 30, 2005
	Number	Weighted- average Exercise Price	Number	Weighted- average Exercise Price
Options outstanding—beginning of year	3,735,200	$0.87	3,794,200	$0.86
Options granted	535,000	0.92	425,000	0.97
Options exercised	(350,200)	0.71	(409,000)	0.88
Options expired	(550,000)	0.76	(75,000)	0.67
Options terminated	(60,000)	0.80	—	—

Options outstanding—end of year	3,310,000	$0.92	3,735,200	$0.87

Exercisable options	3,310,000	$0.92	3,735,200	$0.87

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

	Number outstanding November 30, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding November 30, 2005	Weighted average remaining contractual life	Weighted average exercise price
Price range per option

Less than $0.60	100,000	1.32	$0.58	175,200	2.32	$0.58
From $0.61 to $0.80	585,000	1.87	$0.73	1,470,000	1.81	$0.73
From $0.81 to $1.00	2,500,000	2.72	$0.97	1,965,000	3.54	$0.98
From $1.01 to $1.15	125,000	3.01	$1.15	125,000	4.01	$1.15

Overall	3,310,000	2.54	$0.92	3,735,200	2.82	$0.87

Prior to listing its shares on the Toronto Stock Exchange, the Company occasionally issued options with an exercise price that was below the market price of the stock on the grant date, as was permitted by the TSX Ventures Exchange. In addition, the Company may issue options with an exercise price that is higher than the market price of the stock on the grant date. The following is a summary of weighted average exercise prices and weighted average fair values for options whose exercise price equals, exceeds or is less than the market price of the stock on the grant date.

	November 30, 2006			November 30, 2005
	Number Outstanding	Weighted average exercise price	Weighted average fair value	Number Outstanding	Weighted average exercise price	Weighted average fair value
Exercise Price Exceeds Market	200,000	$0.88	$0.19	—	$—	$—
Exercise Price Equals Market	2,400,000	$0.96	$0.58	2,165,000	$0.96	$0.55
Exercise Price is Below Market	710,000	$0.81	$0.63	1,570,200	$0.76	$0.51

	3,310,000	$0.92	$0.57	3,735,200	$0.87	$0.53

During the year the Company recognized $236,150 (2005—$365,319) as stock-based compensation expense and included this amount in Contributed Surplus.

The fair value of options issued was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average valuation assumptions for each period:

	November 30, 2006	November 30, 2005
Expected life:	3.9-years	5.0-years
Expected volatility:	70.57%	71.42%
Risk-free interest rate:	4.09%	3.30%
Dividend rate:	0%	0%

Under these assumptions, the fair value of options issued during these periods was $0.44 and $0.59, respectively.

(e) Contributed Surplus

The following is a summary of transactions in the Contributed Surplus account:

	November 30, 2006	November 30, 2005
Balance—beginning of year	$2,599,577	$1,786,196
Stock-based compensation	236,150	365,319
Stock-options exercised	(171,413)	—
Share-purchase warrants expired	993,455	448,062

Balance—end of year	$3,657,769	$2,599,577

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

12. Income Taxes

The Company’s provision for recovery of income tax has been calculated as follows:

	November 30, 2006	November 30, 2005
Loss for the year	$2,879,768	$1,398,439

Income tax recovery at Canadian federal and provincial statutory rates	$1,040,173	$505,116
Permanent differences	(264,716)	(212,873)
Increase in valuation allowance	(775,457)	(292,243)

Provision for recovery of income tax	$—	$—

Significant components of the Company’s future income tax assets and liabilities as at November 30, 2006 and 2005 are as follows:

	November 30, 2006	November 30, 2005
Future income tax assets:
Capital assets	$393,000	$346,000
Non-capital losses carried forward	4,780,000	4,149,000
Share issue costs	1,098,000	560,000
Other temporary differences	28,000	30,000

Gross future income tax asset	6,299,000	5,085,000
Valuation allowance	(6,299,000)	(5,085,000)

Net future income tax asset	—	—

Future income tax liability:
Deferred acquisition and exploration costs	1,904,000	1,042,000

Gross future income tax liability	1,904,000	1,042,000

Net future income tax liability	$1,904,000	$1,042,000

The Company recorded full valuation allowances in respect of its Canadian losses and other attributes as at November 30, 2006 and 2005 because management believes that future income tax assets have not met the “more likely than not” recognition threshold. For certain payments in relation to mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amounts. During the year the Company recorded a future income tax liability and corresponding adjustment to resource properties of $862,000 and restated the November 30, 2005 similarly by $1,042,000.

The Company has available losses of approximately $14,484,000 that may be carried forward to reduce future years’ income for tax purposes, as follows:

2007	$664,000
2008	$925,000
2009	$1,252,000
2010	$3,185,000
2014	$3,037,000
2015	$1,767,000
2026	$3,654,000

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

13. Segmented Information

The Company’s activities are in one reportable operating segment, being acquisition of exploration stage resource properties and exploration and development of those properties.

(a) Resource Properties and Property, Plant and Equipment by Geographic Region

	November 30, 2006	November 30, 2005
China	$13,517,218	$7,403,707
Canada	42,249	51,474

	$13,559,467	$7,455,181

(b) Acquisition and Exploration Costs by Resource Property

	For the year ended November 30, 2006
	Balance as at November 30, 2005	Additions during the year	Expensed during the year	Balance as at November 30, 2006
(i) Dachang Gold Project

Acquisition:

Consulting	$131,732	$—	$—	$131,732
Professional fees	112,204	—	—	112,204
Dues and fees	17,909	—	—	17,909
Administrative and other	15,573	—	—	15,573
Travel and accommodation	5,311	—	—	5,311

	282,729	—	—	282,729

Exploration and other:

Drilling	1,840,423	2,360,831	—	4,201,254
Consulting	755,684	630,284	—	1,385,968
Camp	485,295	474,058	—	959,353
Trenching	389,360	410,485	—	799,845
Assays and metallurgy	265,807	425,749	—	691,556
Travel and accommodation	416,328	304,801	(171,473)	549,656
Geochemical	268,320	44,247	—	312,567
Depreciation	134,276	135,945	—	270,221
Administrative and other	40,271	236,759	(21,150)	255,880
Geophysical	253,986	—	—	253,986
Mapping	137,543	39,440	—	176,983
Professional fees	92,369	74,024	—	166,393

	5,079,662	5,136,623	(192,623)	10,023,662

Future tax liability	1,042,000	862,000	—	1,904,000

	6,404,391	5,998,623	(192,623)	12,210,391

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

(ii) Zalantun Gold Project

Acquisition:

Professional fees	13,860	—	—	13,860

	13,860	—	—	13,860

Exploration and other:

Consulting	51,800	—	—	51,800
Travel and accommodation	15,003	—	—	15,003
Mapping	10,921	—	—	10,921
Administrative and other	241	—	—	241

	77,965	—	—	77,965

	91,825	—	—	91,825

All resource properties	$6,496,216	$5,998,623	$(192,623)	$12,302,216

	For the year ended November 30, 2005
	Balance as at November 30, 2004	Additions during the year	Expensed during the year	Balance as at November 30, 2005
(iii) Dachang Gold Project

Acquisition:

Consulting	$131,732	$—	$—	$131,732
Professional fees	112,204	—	—	112,204
Dues and fees	17,909	—	—	17,909
Administrative and other	15,573	—	—	15,573
Travel and accommodation	5,199	112	—	5,311

	282,617	112	—	282,729

Exploration and other:

Drilling	1,213,034	627,389	—	1,840,423
Consulting	320,545	435,139	—	755,684
Camp	225,919	259,376	—	485,295
Travel and accommodation	275,530	295,641	(154,843)	416,328
Trenching	14,807	374,553	—	389,360
Geochemical	212,962	55,358	—	268,320
Assays and metallurgy	3,976	261,831	—	265,807
Geophysical	253,986	—	—	253,986
Mapping	25,417	112,126	—	137,543
Depreciation	71,896	62,380	—	134,276
Professional fees	34,952	57,417	—	92,369
Administrative and other	16,635	36,526	(12,890)	40,271

	2,669,659	2,577,736	(167,733)	5,079,662

Future tax liability	—	1,042,000	—	1,042,000

	2,952,276	3,619,848	(167,733)	6,404,391

INTER-CITIC MINERALS INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED NOVEMBER 30, 2006

(iv) Zalantun Gold Project
Acquisition:

Professional fees	13,860	—	—	13,860

	13,860	—	—	13,860

Exploration and other:

Consulting	51,800	—	—	51,800
Travel and accommodation	15,003	—	—	15,003
Mapping	10,921	—	—	10,921
Administrative and other	241	—	—	241

	77,965	—	—	77,965

	91,825	—	—	91,825

All resource properties	$3,044,101	$3,619,848	$(167,733)	$6,496,216

(c) Other Loss (Income), Net

During 2005 the Company liquidated most of its rare earth processing equipment for net proceeds of approximately $429,240 (Renminbi 2,940,000), the proceeds of which were used to repay amounts owing to the Bank of China (Note 8). In addition, the Company reversed approximately $102,967 in accounts payable that were over-accrued at the time operations ceased.

The Company continues to incur expenses associated with security and maintenance of the land, buildings and remaining equipment in China. During the year, the net amount of these costs were $11,083 (2005—$8,380) and are net of recovery of bad debts, sale of inventory previously written off, liquidation of property, plant and equipment, exchange gains and losses for the period and other related income or expenses as applicable.

14. Exercise of Warrants

Subsequent to year end, in January of 2007, the Company received proceeds of $1,147,333 further to the exercise of 1,434,166 share-purchase warrants that were previously issued in connection with a private placement in July of 2005 (Note 11 (b) (iii)).

15. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation of the current year.